UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 14, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), posted an investor presentation (the “Presentation”) on the investor relations page of the Company’s website. Management intends to use the Presentation at the H.C. Wainwright 28th Annual Global Investment Conference being held September 14, 2026, through September 16, 2026. A copy of the Presentation is attached hereto as Exhibit 99.1.

Forward-Looking Statements

The Presentation attached as Exhibit 99.1 hereto contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding: the expected benefits of the Company’s acquisition of Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“RU” or “Royal Uranium”), including the expected integration of RU’s assets, and the expected enhancement of the Company’s strategic positioning and long-term asset value; the scope, timing, and results of exploration and development activities by third-party operators at properties underlying the RU royalty portfolio; year-over-year revenue growth targets of Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), a United Arab Emirates company and a 51.0%-owned subsidiary of Quality Industrial Corp., a Nevada corporation and a majority-owned subsidiary of the Company; management’s targets and assumptions with respect to the Company’s projected revenues, profits, earnings and other estimated financial information; the indicative valuation of certain royalty and other interests held by RU and the assumptions underlying such valuation; the scope, deployment, and expected revenues and management fees of Bright Hydrogen Solutions Limited’s (“BrightHy Solutions”) potential €30 million hydrogen infrastructure investment vehicle, including its expected capital deployment in three tranches and expected project pipeline; BrightHy Solutions’ active hydrogen project pipeline, including the number, size, and stage of projects in development, the expected commencement and timing of project build-outs, and the value of hydrogen solutions contracts signed or in progress; expected revenue levels, internal rates of return, and expansion plans of Biosteam Energy (Proprietary) Limited (“BioSteam Energy”), a private company incorporated in South Africa and a 51.0%-owned subsidiary of the Company, including projected per-project internal rates of return and expected revenues from steam supply and carbon credit generation. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of the date of this presentation and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the Company’s ability to integrate RU’s assets into its business; the realization of revenues from the assets of RU, including its uranium and natural gas royalties, which may depend on, among other things, the commercial development of uranium deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, and market demand for uranium and natural gas as sources of energy; volatility in uranium and natural gas commodity prices, which directly affect the potential value of net smelter return and other royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Canada, Colombia, and Argentina, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; the risk that projections and financial targets presented herein may not be achieved due to changes in market conditions, commodity prices, currency exchange rates, or operating assumptions, and that actual financial results may differ materially from management’s targets; risks relating to the business of BrightHy Solutions, including its potential inability to provide project installation and operational services on time, within budget, and in compliance with contractual and regulatory requirements; the Company’s ability to support the expansion of the operations of Al Shola Gas; risks of major, irreversible disruptions and damage to Al Shola Gas’s core operations due to the ongoing military conflict among Iran, the United States, Israel, and other belligerents; Al Shola Gas’s potential inability to secure and execute liquified petroleum gas engineering and distribution projects; risks related to the operation and performance of Biosteam Energy, including the potential inability to achieve expected revenue levels from steam supply or carbon credit generation; the lack of availability, affordability, and reliability of biomass feedstock supply; risks associated with operating in South Africa, including political, regulatory, economic, and currency exchange risks; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s ability to secure additional funding necessary for the expansion of the Company’s business; the growth of and competition trends in the Company’s industry; fluctuations in general economic and business conditions in the markets in which the Company operates; relevant government policies and regulations relating to the Company’s industry; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Investor Presentation dated September 14, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: September 14, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer